UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FXCM Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

302693 106
(CUSIP Number)

David S. Sassoon
c/o FXCM, Inc.
55 Water Street, Flloor 50, New York, NY 10041
(646) 432-2986
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Long Ridge FXCM Equity Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

1.	NAMES OF REPORTING PERSONS James Brown
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) OO; PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,005,114
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,005,114
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,114
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Paul Licursi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Amendment No. 1 to Statement on Schedule 13D

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Long Ridge FXCM, L.P. (“Long Ridge LP”), Long Ridge FXCM Equity Partners, LLC (“Long Ridge LLC”), James Brown and Paul Licursi with the Securities and Exchange Commission on January 26, 2012 (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment is being filed to report a distribution by Long Ridge LLC to each of Messrs. Brown and Licursi or trusts for the benefit of their respective families, and a gift by Mr. Brown to a limited liability company for which he serves as manager.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Class A common stock (“Class A Common Stock”) of FXCM Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 55 Water Street, Floor 50, New York, NY 10041.

Item 2.  Identity and Background.

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Amendment is being filed by Long Ridge LLC and Paul Licursi, for purposes of reporting that each no longer beneficially owns shares of Class A Common Stock, and by James Brown to report changes in his beneficial ownership of shares of Class A Common Stock. Messrs. Brown and Licursi were managers of Long Ridge LLC prior to its dissolution.

Item 3.  Source and Amount of Funds or Other Consideration.

The first and last paragraphs of Item 3 of the Schedule 13D are hereby amended and restated as follows:

On April 1, 2012, in connection with its dissolution, Long Ridge LLC distributed all of its units of FXCM Holdings to each of Messrs Brown or Licursi or trusts for the benefit of their respective families. 952,821 units of FXCM Holdings were distributed to a trust for the benefit of Mr. Brown’s family, of which Mr. Brown’s wife serves as trustee. 408,352 units of FXCM Holdings were distributed to a trust for the benefit of Mr. Licursi’s family, over which neither Mr. Licursi or his spouse is trustee. Subsequently, on July 1, 2012, Mr. Brown transferred 459,865 units of FXCM Holdings to a limited liability company, of which he serves as manager. These units were all originally received in a reclassification of the outstanding limited liability company interests of FXCM Holdings effected prior to the initial public offering of the Class A Common Stock of the Issuer.

Following these transactions, neither Long Ridge LLC nor Mr. Licursi beneficially owned any shares of Class A Common Stock. Mr. Brown beneficially owns 2,005,114 shares of Class A Common Stock, composed of the following: (i) 100,000 shares of Class A Common Stock, 459,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement, and 32,563 currently exercisable options to purchase Class A Common Stock, all of which are held directly, (ii) 952,821 held by a trust for the benefit of Mr. Brown’s family, for which Mr. Brown’s wife is trustee, and (iii) 459,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement held by the limited liability company of which Mr. Brown serves as manager.

Item 4.  Purpose of Transaction.

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated as follows:

The information set forth under Items 3 and 6 is hereby incorporated by reference.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on 34,228,927 shares of the Issuer’s Class A Common Stock outstanding as of November 7, 2012 as set forth in the Quarterly Report on Form 10-Q/A filed by the Issuer with the Securities and Exchange Commission on November 13, 2012, plus the number of shares of Class A Common Stock that may be received upon exchange of units of FXCM Holdings or exercise of stock options beneficially owned by the respective Reporting Persons.

(a)  Following these transactions, neither Long Ridge LLC nor Mr. Licursi beneficially owned any shares of Class A Common Stock. Mr. Brown beneficially owns 2,005,114 shares of Class A Common Stock, composed of the following: (i) 100,000 shares of Class A Common Stock, 459,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement, and 32,563 currently exercisable options to purchase Class A Common Stock, all of which are held directly, (ii) 952,821 held by a trust for the benefit of Mr. Brown’s family, for which Mr. Brown’s wife is trustee, and (iii) 459,865 units of FXCM Holdings, which are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Exchange Agreement held by the limited liability company of which Mr. Brown serves as manager.

(b) The aggregate number and percentage of the shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities and individuals identified above as holding the shares of Class A Common Stock reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) In addition to the transactions reported in Item 3, 18,248 options to purchase Class A Common Stock held by Mr. Brown vested on January 13, 2013.

(d)  Other than the Reporting Persons, no other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e)  As of April 1, 2012, as a result of the transactions described herein, Long Ridge LLC and Paul Licursi no longer beneficially own any Class A Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated as follows:

Mr. Brown beneficially owns three shares of Class B common stock (the “Class B Common Stock”) of the Issuer. Each holder of Class B Common Stock is entitled to a number of votes at the Issuer’s stockholder meetings that is equal to the number of units in FXCM Holdings held by such holder, regardless of the number of shares of Class B Common Stock held by such holder. Mr. Brown also holds 17,606 options to purchase shares of Class A Common Stock which vest on January 25, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

LONG RIDGE FXCM EQUITY PARTNERS, LLC

By:	/s/ James Brown
Name: James Brown
Title: Manager

/s/ James Brown
JAMES BROWN

/s/ Paul Licursi
PAUL LICURSI